Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 30, 2021

Yahoo! Finance Transcript

Christian Lee on Yahoo! Finance Live

9.30.2021

Seana Smith, Yahoo! Finance

Transfix going public via a SPAC. Now, this deal is going to value the company at just over a billion dollars so we want to bring in Transfix CFO Christian Lee to talk a little bit more about this. And Christian if I understand this correctly, your company uses technology to streamline booking freight transportation. So just give us a sense of how you think this stack is going to give you a leg up against some of your competition that's out there.

Christian Lee, CFO of Transfix

Yeah, well first of all, thanks for having me on, we're super excited to be here, super excited to be talking about this transaction. Everyone sees every day in the newspapers, the issues that are going on a supply chain. Some of that is because of COVID but there have been structural issues in the supply chain for a long time now. The company was started seven years, eight years ago now. And we have seen such incredible demand for our product throughout 2020, into this year that we feel right now is the time to put additional capital on the balance sheet, and be able to invest in you know our core platform in the new software offerings that we have as well as look at some targeted M&A and geographic expansion to really help meet the demand that we're seeing everywhere across the supply chain right now.

Adam Shapiro, Yahoo! Finance

Help us understand how you do what you do, and I'm looking at your website right now: names we all know. Wayfair, Staples, Target. So, if a business comes to you, what are you offering that they're not getting somewhere else?

Christian Lee, CFO of Transfix

Yeah, it's a great question, and the way we think about our business and what we really pride ourselves on, is this mix of a very deep technology machine learning, automation perception, so we're helping drive transparency and efficiency throughout the industry better, matching between shippers and carriers of all sizes. But in addition, we have a co-founder who came out of the industry with deep, deep expertise and that mixture of tech and industry expertise, both how do we better match, how do we use automation, but how do we also have that human touch so that if there's a snowstorm in Dallas or there's a backup at the port, that we're able to sort of meet the needs that shippers and carriers have both from a technology, as well as from a deep industry, understanding of that combination. That has allowed us to offer all sorts of offerings and data and analytics that really haven't been available in the industry, which is why so many enterprise shippers, not only come to us but grow with us year after year, as you've seen in a lot of our data.

Seana Smith, Yahoo! Finance

And Christian, looking at that the business strategy, that has helped you really grow your revenue significantly. It jumped 40%, from 2019 to 2020. What does that growth look like this year?

Christian Lee, CFO of Transfix

So, yeah, our projections are out there. That's one of the unique factors in, in a SPAC. And so, you'll see us targeting $280 million of revenue this year, over a 50% growth rate, so accelerating growth coming out of last year, and I just want to point out that 40% growth in the middle of, probably one of the toughest freight environments that has ever existed, you know the real downturn of COVID and then back up again. But it was a huge opportunity for us as shippers of all sizes came to us and said, “We're unable to get the types of services we need, can you help us?” We did. And that really again highlighted the value of what we're doing that that data, technology as well as the human industry expertise, we saw that growth kind of accelerating in the end of last year and then continuing to accelerate into this year, so super excited about what's going on.

Adam Shapiro, Yahoo! Finanace

And the transaction closing, what in the first quarter of 2022? Your investors are going to be asking something you talked about at the beginning of our discussion which is that these issues that are hitting the supply chain actually existed in some form, prior to the pandemic. So, after we get to after the pandemic, it seems to me that your projections for potential growth would be terrific because, have we addressed the issues prior to the pandemic yet.

Christian Lee, CFO of Transfix

No, look, that's exactly right, when you when you look at this, there are these huge structural issues. And, you know, look, for all of the terribleness of the pandemic, you know, in a very narrow part of the world for us, it has highlighted the power of this platform. People are reading about the supply chain, it's front page news, it's on every in a different program. And so, people are understanding that there needs to be a different solution, this technology married with industry expertise and we think there's big opportunity for us going forward regardless of the market cycle or regardless of, you know, when we come out of this pandemic

Seana Smith, Yahoo! Finance

Just in terms of your plans to scale I guess what does that look like near term over the next two or three years?

Christian Lee, CFO of Transfix

Yeah. So, we plan to invest a lot in our core platform. We just announced an opening of an office in Atlanta, so we can be a little closer to some of our shippers and our carriers. We're gonna invest in people and technology to help continue growing that business. There's also a lot of new products that we're launching. I don't want to get too technical on industry terms here, but our drop trailer program, enterprise backhaul, the new software offerings that we've launched, all of these are huge growth opportunities for us we're going to continue to invest in them. And we see real sustained demand from shippers of all sizes and then working with carriers of all sizes to continue to create a better more transparent ecosystem going forward.

Seana Smith, Yahoo! Finance

All right, Chrisian Lee, the CFO of Transfix. Thanks so much for joining us today.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.